

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2025

Verender Badial
Chief Financial Officer
Zura Bio Limited
1489 W. Warm Springs Rd. #110
Henderson, NV 89014

> **Re: Zura Bio Limited**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **Filed March 25, 2025**
> **File No. 001-40598**

Dear Verender Badial:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86
Results of Operations, page 95

1.   We note from the research and development (R&D) expenses critical accounting estimate on page 101 your statement that you allocate external costs by program and functional area and that internal costs are not allocated by program because these costs are deployed across multiple programs. Please revise your disclosure in future filings beginning with your Form 10-Q for the period ended March 31, 2025 to provide a breakout of external R&D expenses by program and functional area or indication, as well as internal costs by function, type or category, along with a discussion of the factor(s) impacting the changes in the amounts for the periods presented. We note this information is particularly relevant to investors as your three candidates are being evaluated to address multiple indications and given you plan to substantially increase R&D expenses for the foreseeable future as you develop your

product candidates and manufacturing processes and conduct discovery and research activities for your clinical programs (see page 93). As part of your response, please provide what this disclosure would have looked like had it been included in your December 31, 2024 Form 10-K.

6. License Agreements, page F-15
WuXi Biologics License, page F-18

2.   We note the discussion of the Cell Line License Agreement hereunder as well as the WuXi Biologics MSA disclosed on page 100. Please tell us and revise future filings to disclose the extent to which consideration was exchanged in order to enter into the WuXi Biologics MSA or subsequently pursuant to the agreement. Please either file both of these agreements as exhibits in your next periodic filing pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, or tell us why they are not required to be filed.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences